UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934
(Amendment No. 10)*

Aware, Inc.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

05453N-10-0

(CUSIP Number)

John S. Stafford, Jr.

c/o Ronin Capital, LLC

350 N. Orleans Street, Suite 2N

Chicago, IL  60654

(312) 244-5284

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

August 9, 2019

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 05453N-10-0

1.	Names of Reporting Person. John S. Stafford, Jr.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions)

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization John S. Stafford, Jr.: USA

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power: 346,672(1)

	8.	Shared Voting Power: 0

	9.	Sole Dispositive Power: 346,672(1)

	10.	Shared Dispositive Power: 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 346,672(1)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11): 1.6%

14.	Type of Reporting Person (See Instructions): IN

(1) Represents 346,672 shares held in a revocable trust indirectly beneficially owned by Mr. Stafford.

CUSIP No. 05453N-10-0

1.	Names of Reporting Person. John S. Stafford, III

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions)

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization: USA

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power: 4,521,560(2)

	8.	Shared Voting Power: 0

	9.	Sole Dispositive Power: 4,521,560(2)

	10.	Shared Dispositive Power: 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 4,521,560(2)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11): 21.0%

14.	Type of Reporting Person (See Instructions): IN

(2)  Includes 5,000 restricted stock units that will vest on December 31, 2019 provided that Mr. Stafford is serving as a director, officer or employee of Aware Inc. or any of its subsidiaries on such date. 4,516,560 shares beneficially owned by Mr. Stafford are held in a Class C Capital Account of Mr. Stafford at Ronin Capital, LLC, a limited liability company owned and managed by Mr. Stafford. Mr. Stafford is the indirect beneficial owner of all of the shares of common stock of Aware Inc. held of record by Ronin Capital, LLC.

CUSIP No. 05453N-10-0

1.	Names of Reporting Person. Ronin Capital, LLC 36-4472500

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions)

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power: 4,516,560(3)

	8.	Shared Voting Power: 0

	9.	Sole Dispositive Power: 4,516,560(3)

	10.	Shared Dispositive Power: 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 4,516,560(3)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11): 20.9%

14.	Type of Reporting Person (See Instructions): BD

(3)   4,516,560 shares beneficially owned by John S. Stafford, III. are held in a Class C Capital Account of Mr. Stafford at Ronin Capital, LLC, a limited liability company owned and managed by Mr. Stafford. Mr. Stafford is the indirect beneficial owner of all of the shares of common stock of Aware Inc. held of record by Ronin Capital, LLC.

CUSIP No. 05453N-10-0

1.	Names of Reporting Person. James M. Stafford

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions)

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization: USA

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power: 0

	8.	Shared Voting Power: 0

	9.	Sole Dispositive Power: 0

	10.	Shared Dispositive Power: 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 0

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☒

13.	Percent of Class Represented by Amount in Row (11): 0%

14.	Type of Reporting Person (See Instructions): IN

CUSIP No. 05453N-10-0

This Amendment No. 10 (this “Amendment”) to the Statement on Schedule 13D filed on May 1, 2009, as amended pursuant to Amendment No. 1 filed on September 28, 2010, Amendment No. 2 filed on March 11, 2011, Amendment No. 3 filed on April 1, 2011, Amendment No. 4 filed on February 14, 2012, Amendment No. 5 filed on November 20, 2013,  Amendment No. 6 filed on February 14, 2014, Amendment No. 7. Filed on November 8, 2016 Amendment No. 8 filed on February 14, 2017, and Amendment No. 9 filed on March 27, 2019 (the “Schedule 13D”) filed on behalf of John S. Stafford, Jr., John S. Stafford, III, James M. Stafford and Ronin Capital, LLC relating to the Common Stock, par value $.01 per share (the “Common Stock”), of Aware, Inc., (the “Issuer”), amends the Schedule 13D as follows:

Item 3.         Source and Amount of Funds or Other Consideration

The information set forth below supplements the prior disclosure of the Reporting Persons in the Schedule 13D.

John S. Stafford, III is the beneficial owner of an aggregate of 4,521,560 shares of Common Stock which were purchased for an aggregate consideration of $22,417,680.  John S. Stafford, III’s personal funds were the source of such consideration. The aggregate consideration reflects the Reporting Person’s basis in those shares for filed income tax purposes. John S. Stafford, III’s ownership includes shares held as a long-term investment and shares purchased over a number of years, or acquired from the Issuer in the form of compensatory equity awards for service as a director.

James M. Stafford no longer beneficially owns any securities of the Issuer.

Item 5.         Interest in Securities of the Issuer

(a)                                 In the aggregate, as of August 9, 2019, John S. Stafford, Jr. beneficially owns 346,672 shares of the Issuer’s Common Stock, representing approximately 1.6% of such class of securities.  This percentage of beneficial ownership is based on a total of 21,572,748 shares of the Common Stock outstanding as of July 29, 2019, as reported in the Issuer’s Form 10-Q for the quarter ended June 30, 2019.

In the aggregate, John S. Stafford, III beneficially owns, as of August 9, 2019, 4,521,560 shares of the Issuer’s Common Stock, representing approximately 21.0% of such class of securities.   This percentage of beneficial ownership is based on a total of 21,572,748 shares of the Common Stock outstanding as of July 29, 2019, as reported in the Issuer’s Form 10-Q for the quarter ended June 30, 2019.  On March 25, 2019, the Issuer granted 10,000 shares of unrestricted stock to John S. Stafford, III for service as a director pursuant to the Issuer’s 2001 Nonqualified Stock Plan.  The first tranche of 5,000 unrestricted shares were issued to Mr. Stafford on July 1, 2019.  The Second tranche of 5,000 unrestricted shares will be issued to Mr. Stafford on December 31, 2019 provided he is serving as a director of the Issuer or any subsidiary of the Issuer on such dates.

As of August 9, 2019, James M. Stafford did not beneficially own any securities of the Issuer.

(c)                                  Subsequent to the filing of Amendment No. 9 to the Schedule 13D, the Reporting Persons engaged in the following transactions with respect to the Issuer’s securities:

James M. Stafford

•                                          On March 28, 2019, Mr. Stafford sold 2,100 shares at an average price of $3.6591 per share.

•                                          On March 29, 2019, Mr. Stafford sold 99 shares at a price of $3.65 per share.

•                                          On April 1, 2019, Mr. Stafford sold 10 shares at a price of $3.65 per share.

•                                          On May 7, 2019, Mr. Stafford sold 1,000 shares at a price of $3.60 per share.

•                                          On May 8, 2019, Mr. Stafford sold 13,000 shares at an average price of $3.4162 per share.

•                                          On May 9, 2019, Mr. Stafford sold 3,000 shares at a price of $3.2663 per share.

•                                          On May 10, 2019, Mr. Stafford sold 603 shares at a price of $3.35 per share.

•                                          On June 3, 2019, Mr. Stafford sold 100 shares at a price of $3.35 per share.

•                                          On June 13, 2019, Mr. Stafford sold 1 share at a price of $3.35 per share.

•                                          On July 19, 2019, Mr. Stafford sold 18,859 shares at an average price of $3.1885 per share.

•                                          On July 22, 2019, Mr. Stafford sold 10,000 shares at an average price of $3.1531 per share.

•                                          On July 24, 2019, Mr. Stafford sold 14,800 shares at an average price of $3.1212 per share.

•                                          On July 26, 2019, Mr. Stafford sold 2,081 shares at an average price of $3.165 per share.

•                                          On July 30, 2019, Mr. Stafford sold 100 shares at a price of $3.17 per share.

•                                          On July 31, 2019, Mr. Stafford sold 7,000 shares at an average price of $3.0216 per share.

•                                          On August 9, 2019, Mr. Stafford sold 103 shares at a price of $3.01 per share.

•                                          On August 9, 2019, Mr. Stafford sold 1,238,052 shares to John S. Stafford, III in a privately negotiated transaction at a price of $2.905 per share, the average of the high and low sale prices of the Common Stock on August 8, 2019.

John S. Stafford, III

•                                          On August 9, 2019, Mr. Stafford purchased 1,238,052 shares from James M. Stafford at a price of $2.905 per share, the average of the high and low sale prices of the Common Stock on August 8, 2019.

Except as expressly modified hereby, all provisions of the Schedule 13D shall continue in full force and effect.

[signature page follows]

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

DATE:	August 13, 2019

/s/ John S. Stafford, Jr.
John S. Stafford, Jr.

/s/ John S. Stafford, III
John S. Stafford, III

/s/ James M. Stafford
James M. Stafford

Ronin Capital, LLC

By:	/s/ Agnes Burda
	Name:	Agnes Burda
	Title:	Compliance Officer